Pershing Square SPARC Holdings, Ltd.

787 Eleventh Avenue, 9th Floor

New York, NY 10019

September 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pershing Square SPARC Holdings, Ltd.
Registration Statement on Form S-1
Filed November 26, 2021, as amended
File No. 333-261376

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pershing Square SPARC Holdings, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Friday, September 29, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ William A. Ackman
William A. Ackman
Chief Executive Officer

cc:	Cadwalader, Wickersham & Taft LLP
White & Case LLP